Filed by MFS Municipal Income Trust
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Companies:

abrdn National Municipal Income Fund
File No.: 811-07410

Date: May 28, 2026

abrdn National Municipal Income Fund (VFL) Announces Adjournment of Special

Shareholder Meeting Relating to Proposed Reorganization

(Philadelphia, May 27, 2026) – abrdn National Municipal Income Fund (NYSE: VFL) announces that the Special Meeting of Shareholders was held and adjourned today, to allow for the solicitation of additional proxies to achieve the requisite quorum. The Fund has set a new adjournment date for its Special Meeting of Shareholders of Tuesday, June 9, 2026, at 5:00 pm Eastern Time.

Shareholders of the Fund are being asked to vote on the proposal to approve an Agreement and Plan of Reorganization between the abrdn National Municipal Income Fund (NYSE: VFL) and MFS Municipal Income Trust (NYSE: MFM).

As of May 27, 2026 preliminary results indicate that a large majority of voting shareholders have voted FOR the proposal, representing 48.4% of outstanding shares. However, the Fund's governing documents require a 50% majority of outstanding shares to be voted in favor of the proposal for the Reorganization to proceed.

The potential benefits of the proposed Agreement and Plan of Reorganization between VFL and MFM are detailed in the proxy and include an increased fund size leading to:

•	A broader investment mandate
•	Improved portfolio diversification
•	Investment flexibility to navigate changing market environments
•	Lower expense ratio
•	Enhanced economies of scale
•	Enhanced trading and investment efficiencies
•	Enhanced operating and administrative efficiencies
•	Enhanced income generation and increased distribution
•	Greater market visibility, and potential for analyst and media coverage
•	Higher daily trading volume

THE BOARD OF TRUSTEES UNANIMOUSLY RECOMMENDS THAT YOU CAST YOUR VOTE “FOR” THE PROPOSAL AS DESCRIBED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND ENCOURAGES ALL SHAREHOLDERS TO CAST THEIR VOTE AS SOON AS POSSIBLE SO THE REORGANIZATION CAN PROCEED.

Shareholders are encouraged to read the proxy materials, as supplemented to date, filed with the Securities and Exchange Commission (“SEC”) because they contain important information. Copies of the proxy materials, including the notice of the Special Meeting and joint proxy statement/prospectus, can be obtained for free at the SEC’s website https://www.sec.gov/ and at: https://vote.proxyonline.com/aberdeen/docs/VFL.pdf.

Important Information

Shares of closed-end funds are listed for trading on national securities exchanges and are bought and sold in the secondary market. The market price of a fund’s shares is determined by supply and demand and may be greater than (a "premium") or less than (a "discount") the fund’s net asset value (NAV). A fund’s investment return and principal value will fluctuate, and investors may receive more or less than their original investment upon the sale of shares. There is no assurance that a fund will achieve its investment objective. Past performance is not indicative of future results.

The trading price of a closed-end fund’s shares may be influenced by various factors, including market conditions, investor sentiment, and other external forces, and is not directly controlled by the fund, its Board of Directors, or its investment adviser. As a result, shares may trade at a premium to or discount from NAV at any given time. A premium to NAV may not be sustained, and a discount to NAV may increase or decrease over time. Investors should consider these risks when purchasing or selling closed-end fund shares.

Shareholders whose fund shares trade at a premium to NAV and who participate in the fund’s dividend reinvestment plan should be aware that distributions may be reinvested at prices above NAV, which may adversely affect investment results.

About Aberdeen Investments

Aberdeen Investments Global is the trade name of Aberdeen's investments business, herein referred to as “Aberdeen Investments” or “Aberdeen”. In the United States, Aberdeen Investments refers to the following affiliated, registered investment advisers: abrdn Inc., abrdn Investments Limited, and abrdn Asia Limited.

Aberdeen Investments is among the world’s largest asset managers, with decades of experience overseeing closed-end funds dating back to the 1980s. As of March 31, 2026, the firm had approximately $506 billion in assets under management. Closed-end funds represent a core component of Aberdeen Investments’ client franchise in both the U.S. and global markets. Aberdeen and its affiliates currently manage 26 closed-end funds – 14 available in the U.S. and 12 outside the U.S. – totaling $25.6 billion in assets as of March 31, 2026.

For More Information Contact:

Aberdeen Investments U.S. Closed-End Funds

Investor Relations

1-800-522-5465

investor.relations@aberdeenplc.com

abrdn National Municipal Income Fund | Aberdeen